[Letterhead of Sutherland Asbill & Brennan LLP]

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sablaw.com

December 6, 2006

John Reynolds

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Reynolds:

On behalf of TAC Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated December 6, 2006. The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

Aviel Systems, Inc. Unaudited Pro Forma Combined Balance Sheet

Adjustment (3), page 83

1.	We note your response to prior comment 12 of our letter dated December 1, 2006; however, your response is ambiguous. Your response indicates you are viewing customer contracts and backlog as one in the same, when in fact; these are two separately identifiable customer-related intangible assets (see paragraph A14(b)(2) and A19 of SFAS 141). We would not object to your combining customer contracts and related customer relationships (i.e. excluding backlog); so long as you can justify they are closely related and have similar characteristics (e.g. similar amortizable lives). However, it is not appropriate to combine backlog with the aforementioned. Accordingly, please revise to disaggregate your identified intangible assets by major category (e.g. backlog, customer contracts and customer relationships) and provide more robust discussion justifying how your position (i.e. combining categories) is appropriate.

In response to the Staff’s comment, the Company has revised disclosure on page 83 of its proxy materials to specifically disaggregate the backlog from the customer contracts and related customer relationships. AVIEL advises the Staff on a supplemental basis that its customer contracts and related customer relationships are very closely related, have similar characteristics and have similar amortizable lives. This is due to the method by which many of the government contracts are awarded. The government has continued to increase its use of ID/IQ (“indefinite delivery/indefinite quantity”) contract vehicles

Mr. John Reynolds

December 6, 2006

which are contracts that establish rates and basic terms and conditions under which federal government agencies may order products or services. Individual contracts known as “task orders” are then bid under the contracts which identify specific statements of work. While the ID/IQ contracts do not themselves guarantee a source of revenue to the contractor, they do provide the contractor access to customers and opportunities to bid on individual task orders that may arise under any particular ID/IQ contract. In other words, a contract award allows the contract holder to then bid on individual task orders that may come under that contract. Awarded task orders do generate guaranteed revenue and are the basis for calculating backlog in the government contracting industry. AVIEL looks at the same customer base when it values these contracts and related customer relationships because the contracts provide access to the customers and help foster an ongoing relationship. As AVIEL continues to perform under the existing contracts, it builds customer relationships from which opportunities for new work arise. Working with its customers, AVIEL gains important information and access to opportunities to win additional business. These potential opportunities to win additional business occur over the same timeframe that the existing contracts are in place. Therefore, AVIEL’s management used the same analysis when it valued existing customer contracts and its related customer relationships to provide for the amortization lives of such assets.

2.	In regard to your acquired backlog as discussed above, and considering your response to comment 12 where you indicate your contracts generally have a base of one or two years, discuss in sufficient detail how you determined a five year amortization period is appropriate. Justify why it is appropriate to include all options periods in your determination of the amortization period. Please advice or revise.

AVIEL advises the Staff on a supplemental basis that while task orders awarded in the government services industry are typically awarded initially for one or two base years, there are often multiple option years included in the awards. In the case of AVIEL, with the exception of its contract with the Department of Homeland Security which has a base term of 5 years, all of AVIEL’s task orders with the government have a base term of one to two years, with option terms that extend beyond the base term for three to four years on a weighted average basis taking into account the revenue generated by each task order. One of AVIEL’s biggest contracts, comprised of a number of task orders, is to provide the information technology support for the Federal Aviation Administration. These task orders, taken together, generated approximately $20.1 million, or 26.4% of AVIEL’s total revenue during the fiscal year of 2005 on a pro forma basis, and approximately $13.8 million, or 22.6% of its revenue during the nine months ended September 30, 2006. AVIEL was initially awarded this contract in 2003 with a one-year award and eight one-year option awards scheduled through 2011. The Federal Aviation Administration has exercised one-year options for 2004, 2005, 2006 and 2007 and is fully expected to exercise the balance of the one-year options through 2011. Another material contract of AVIEL is with the Department of Homeland Security. That contract, awarded to AVIEL in May 2006 with a 5-year base term, replaced a contract with the same customer which

Mr. John Reynolds

December 6, 2006

was initially awarded in March 2000 with a six-year term, and task orders under this contract generated approximately $29.9 million, or 39.1% of its revenue during the fiscal year of 2005 on a pro forma basis.

Especially in the government IT services sector where the contractor is serving mission-critical functions, the government is expected to exercise the option years because (i) the services required often involve long term projects (i.e. multiple years) requiring ongoing support; and (ii) the government desires to have continuity in service to enhance performance and minimize any disruptions that may be caused by a change of services providers. To the best of AVIEL management’s knowledge, there has been only one instance over the past 14 years in which a single option year was not exercised on any of the company’s contracts. In that instance, only one year, of a base year plus three options years, was not exercised. AVIEL’s management has undertaken a thorough analysis of its funded and unfunded backlog. In its determination of the amortization period of backlog, AVIEL’s management considered the following factors: (i) the base terms and option terms of all its contracts and task orders; (ii) the fact that close to 100% of the company’s task orders have historically been extended beyond their base terms to include all option periods; (iii) the fact that a material contract with a five-year term was awarded to AVIEL by the Department of Homeland Security only in May 2006; and (iv) industry practice in the government services sector (as confirmed by an independent valuation firm retained by AVIEL) that amortization period of backlog is calculated based on the average of the expected life of existing task orders. AVIEL’s management has calculated the amortization period of backlog based on a weighted average of the expected life of the existing task orders and has determined that the weighted average duration of its backlog is five years.

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If you have any questions or additional comments concerning the foregoing, please contact Cynthia M. Krus at (202) 383-0218 or John J. Mahon at (202) 383-0515.

Sincerely,
/s/ Cynthia M. Krus

Cynthia M. Krus

TAC ACQUISITION CORP.

8 Sound Shore Drive, Suite 255

Greenwich, CT 06830

December 7, 2006

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Duc Dang

Re:	TAC Acquisition Corp. – Proxy Materials on Schedule 14A(File No. 000-51340)

Ladies and Gentlemen:

This correspondence is in reference to the proxy materials on Schedule 14A (the “Proxy Materials”) filed by TAC Acquisition Corp. (the “Company”) in preliminary form with the Securities and Exchange Commission (the “Commission”) on August 1, 2006, and amended on October 6, 2006, November 20, 2006 and December 4, 2006. In accordance with the request of the staff (the “Staff”) of the Commission, the Company hereby confirms that, other than updating certain date references to reflect the filing date thereof, the definitive proxy materials on Schedule 14A to be filed by the Company on December 7, 2006 will contain no revisions other than those previously submitted for the Staff’s consideration.

In addition, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, clear comments with respect to the Company’s proxy materials on Schedule 14A, it does not foreclose the Commission from taking any action with respect to the Company’s proxy materials on Schedule 14A;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in clearing comments with respect to the Company’s proxy materials on Schedule 14A, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Company’s proxy materials on Schedule 14A; and

•	the Company may not assert staff comments and the clearance of such comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TAC ACQUISITION CORP.

By:	/s/ Jonathan H. Cohen
Name: Title:	Jonathan H. Cohen Chief Executive Officer